October 4, 2023
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 28, 2023, to be filed by our former client, Hudson Global, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,
/s/ BDO USA, P.C.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.